Filed by:             Viacom Inc.
          This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

          Subject Company:      Infinity Broadcasting Corporation
          Commission File No.:  001-14599


                  VIACOM OFFERS TO PURCHASE FULL OWNERSHIP OF
                       INFINITY BROADCASTING CORPORATION

New York, NY, August 15, 2000 - Viacom Inc. (NYSE: VIA, VIA.B) announced today that it has offered to purchase the remaining shares of Infinity Broadcasting Corporation (NYSE: INF) that it does not currently own for 0.564 of a share of Viacom Class B Common Stock per share in a merger transaction.

Based on the Viacom Class B Common Stock closing price of $71.00 on August 14, 2000, the per share consideration equals $ 40.04 per share of Infinity Class A Common Stock, representing a 13.6% premium over the Infinity Class A Common Stock closing price of $35.25 per share on that date. Viacom currently holds 100% of Infinity's Class B Common Stock, which represents approximately
64.3% of the equity of Infinity and approximately 90.0% of the combined voting power of Infinity's Class A and Class B Common Stock. Viacom does not currently hold any of Infinity's Class A Common Stock.

Sumner M. Redstone, Chairman and Chief Executive Officer of Viacom, said, "With both Viacom's and Infinity's core businesses performing at record levels, it is the perfect time to bring them more closely together. Under Mel Karmazin's leadership, Infinity has become the most successful radio and outdoor advertising company in the world. Combining Infinity with Viacom will now create a company that is financially even stronger and strategically even better positioned to generate superior returns to shareholders."

Mel Karmazin, President and Chief Operating Officer of Viacom, said, "While the Infinity IPO has been extraordinarily successful, we believe that Infinity stockholders can realize even greater value through Viacom's offer. Not only does the offer provide a significant premium on a tax-free basis, it also enables Infinity shareholders to participate in the extraordinary opportunity created by Infinity's full integration with Viacom's unique and powerful businesses."

The merger proposal is subject to approval of Infinity's independent directors.

Investors are urged to read the relevant documents that will be filed with the Securities and Exchange Commission by Viacom if the merger transaction proceeds because they will contain important information. You will be able to obtain a free copy of the documents filed with the Commission by Viacom and Infinity at the Commission's website at http://www.sec.gov. Investors will also be able to obtain a free copy of the relevant documents by contacting Investor Relations at Viacom at: 800-516-4399, 1515 Broadway, New York, NY 10036 or www.viacom.com.

Viacom is the No. 1 platform in the world for advertisers, with preeminent positions in broadcast and cable television, radio, outdoor advertising, and online. With programming that appeals to audiences in every demographic category across virtually all media, the company is a leader in the creation, promotion, and distribution of entertainment, news, sports, and music. Viacom's well-known brands include CBS, MTV, Nickelodeon, VH1, Paramount Pictures, Infinity Broadcasting, UPN, TNN, CMT, Showtime, Blockbuster, and Simon & Schuster. More information about Viacom and its businesses is available at www.viacom.com.


Contacts:
---------
Carl Folta
212-258-6352

Susan Duffy
212-258-6347